Exhibit 4.6

Addendum to Promissory Note Dated December 15, 2011

Pursuant to our conversation we mutually agreed to extend the due date of the note attached from March 15, 2012 to a new due date of September 17, 2012.

Not with standing any verbal agreements, all the terms and conditions of the original promissory note shall remain in full force and effect.

The "Maker", Intelligent Highway Solutions, Inc., William Devon Jones and Philip Darcy Kirkland shall continue to make interest payments monthly to the "Payee" and $5,000.00 toward the principal balance to O.K. and B., a California general partnership.

By:	/s/ Devon Jones	Dated:	3/15/12
Devon Jones, Chief Executive Officer
Intelligent Highway Solutions, Inc.